UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 29 August, 2025

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES:

Sens announcement dated 29 August 2025: Publication of Sasol's annual reports for the financial year ended 30 June 2025

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)

Sasol Ordinary Share codes:	JSE: SOL	NYSE: SSL
Sasol Ordinary ISIN codes:	ZAE000006896	US8038663006
Sasol BEE Ordinary Share code:	JSE: SOLBE1	
Sasol BEE Ordinary ISIN code:	ZAE000151817	

(Sasol, the Company, Equity issuer)

Sasol Financing Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1998/019838/06)
Company code: SFIE
LEI: 378900A5BC68CC18C276
(Sasol Financing, Debt issuer)

PUBLICATION OF SASOL'S ANNUAL REPORTS FOR THE FINANCIAL YEAR ENDED 30 JUNE 2025

The following reports covering Sasol's financial year ended 30 June 2025 have been published on Sasol's website:

1. Integrated Report and performance data tables
2. Annual financial statements
3. Tax Report
4. Annual report on Form 20-F

Sasol's annual financial statements for the year ended 30 June 2025, on which KPMG, our external auditors, expressed an unmodified opinion, were published on 25 August 2025.

Sasol's annual report on Form 20-F, which includes the annual financial statements for the year ended 30 June 2025 and contains no changes to the version published on 25 August 2025, will be filed with the United States (US) Securities and Exchange Commission (SEC) and will be available on the SEC's website at https://www.sec.gov/.

Copies of all the aforementioned reports can be obtained free of charge by downloading copies from the Company's website, https://www.sasol.com/investor-centre or by requesting copies from Sasol Investor Relations by means of either:

- an e-mail to investor.relations@sasol.com; or
- written correspondence posted to Private Bag X10014, Sandton, 2196, South Africa.

Note to holders of Domestic Medium-Term Notes

Sasol's report on the application of the King IV report on corporate governance for South Africa 2016 (King IV) incorporated by reference in the Domestic Medium-Term Note programme, have accordingly been replaced and are available at: https://www.sasol.com/who-we-are/corporate-governance/application-king-iv-code. The King IV application report will also be made available for inspection, at the election of the person requesting inspection, through a secure electronic connection.

29 August 2025
Johannesburg

Sponsor: Merrill Lynch South Africa Proprietary Limited t/a BofA Securities

Debt Sponsor: Absa Corporate and Investment Bank, a division of Absa Bank Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 29 August 2025	By:	/sgd/E Viljoen
	Name:	E Viljoen
	Title:	Group Company Secretary